Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Identifies New Exploration Targets and Adds to Land Position in Haiti

Vancouver, British Columbia, November 1, 2011 (EMX: TSX Venture) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to provide an update on results from the exploration programs in Haiti, including the identification of new exploration targets and the granting of additional Prospecting Permits. The programs in Haiti are all covered as Designated Projects (“DP”) fully funded and managed by EMX’s joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation. Several exploration targets have been identified on favorable ground covered by 19 new Prospecting Permits granted to the joint venture (“JV”). The JV has also systematically evaluated all 27 of EMX’s existing Prospecting Permits, and submitted technical reports and research permit applications as required by Haitian mining law. The JV’s portfolio covers over 130 kilometers of strike length along northern Haiti's Massif du Nord mineral belt, and includes properties with historic gold and copper resources in addition to multiple early-stage gold and copper discoveries. Please see the attached map and www.eurasianminerals.com for more information.

Exploration Overview. The EMX-Newmont joint venture’s work so far this year includes reconnaissance to prospect scale geologic mapping, geochemical sampling, and geophysical survey programs. Field teams collected over 1,530 rock, 7,770 soil, and 400 BLEG (i.e., Bulk Leach Extractable Gold) and stream sediment geochemical samples. The JV also conducted high resolution, airborne magnetic and radiometric geophysical surveys over priority project areas. These integrated work programs identified several new prospects, many with district scale exploration potential, that include porphyry copper-gold, copper-gold skarn, shear zone hosted gold, intrusion related gold-silver, and base metal vein systems.

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North Central Haiti Designated Project. Two new gold mineralized areas were discovered in the North Central Haiti DP based on reconnaissance BLEG sampling. One of the BLEG gold anomalies consists of eight contiguous stream drainages covering more than 20 square kilometers. Field follow- up of the anomaly identified an area of silicified structures with rock samples assaying between 0.78 and 9.00 g/t gold from a 200 meter trend of quartz veining. The second BLEG anomaly covers a two kilometer long, northwest trending regional shear zone where 20 out of 43 rock samples from float and outcrop assayed between 0.39 and 55.60 g/t gold. Additional mapping and sampling is underway in both target areas.

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Northwest Haiti Designated Project. As previously reported, the Vert de Gris project in the Northwest Haiti DP is a porphyry copper-gold-silver-molybdenum deposit with drill-ready targets defined within a 1.0 by 1.5 kilometer copper-in-soil anomaly of greater than 0.1% copper. More recent work approximately 45 kilometers southeast of Vert de Gris identified multiple copper-gold prospects within a 14 kilometer long, northwest trending corridor of skarn-related alteration and mineralization.

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Grand Bois Designated Project. Recent work at the Grand Bois deposit suggests that oxide gold mineralization may be spatially related to a porphyry copper-gold system. A drill program to test this concept is currently underway. Previous drilling at Grand Bois and surrounding target areas established the potential to develop a bulk mineable oxide gold resource, and identified the upside copper exploration potential (please see EMX news releases dated December 3, 2009 and September 30, 2010). The JV’s 2009-2010 diamond drilling within the deposit’s historic resource area averaged 2.35 g/t gold over 27 meters, and consistently intersected copper mineralization at elevations beneath the gold zone. The current drill program will test the copper mineralized zones identified by the previous work.

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La Mine Designated Project. The JV identified several drill-ready targets within the La Mine DP from earlier work, including three high-grade, copper-silver-gold prospects named Champagne, Chardonnay, and Bordeaux, that occur within a north-northwest trending structural corridor. These prospects, as well as multiple high-grade copper-silver rock samples collected from veins and mineralized structures, occur over an 18 square kilometer area. Samples from the veins often contain copper grades exceeding 1-10%, silver grades over 30-100 g/t, and gold grades locally ranging from 0.1 to 5.0 g/t that generally increase towards the southeast of the project area.

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La Miel Designated Project. The JV has outlined drill-ready targets at the La Miel DP’s Savane La Place prospect within a 15 square kilometer area of strong epithermal alteration and gold mineralization that includes trench sampling results of 243 meters averaging 1.71 g/t gold.

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Northeast Haiti Designated Project. Exploration work by the JV focused on reconnaissance mapping and BLEG sampling, and the results of these assessments identified several gold and copper anomalies and prospects for follow-up.

The comprehensive nature of the work completed so far in 2011 has resulted in a substantial database of geology, geochemistry, geophysics, mineral occurrences, and exploration targets ranging from the regional to project scales. EMX is currently integrating and interpreting the Designated Project exploration results summarized above.

Comments on Sampling, Assaying, and QA/QC. The EMX-Newmont exploration samples were collected in accordance with accepted industry procedures and best practice standards. The samples were submitted to ACME Labs (ISO 9001:2000 accredited) in Santiago, Chile for analysis. Gold was analyzed by fire assay with an AAS finish, and multi-element analyses were determined with aqua regia digestion and ICP MS/AAS techniques. Over limit gold assays (> 10 g/t) were re-analyzed by fire assay with a gravimetric finish. Routine QA/QC analysis is conducted on assay results, including the systematic utilization of certified reference materials, blanks and field duplicates.

BLEG (Bulk Leach Extractable Gold) is a proven geochemical method that analyses the cyanide extractable gold in soil and sediment samples. The technique utilizes large sample weights that allows for good sampling statistics and low detection limits, making this a useful method for gold exploration.

The drill intercept average reported for Grand Bois (i.e., 27 meters averaging 2.35 g/t Au) represents an approximate true thickness of the near-surface gold zone taken from twelve holes totaling 743.6 meters. Not included in the average are three closely spaced vertical holes (GBDH-008 77.7m @ 4.28 g/t, GBDH-009 21.4m @ 10.19 g/t, and GBDH-011 28.4m @ 20.45 g/t) that are interpreted to have been drilled sub-parallel to a structurally controlled zone of high-grade gold mineralization.

About Eurasian Minerals Inc. (EMX). Eurasian Minerals is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. EMX currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking.

Dean D. Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
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For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com